Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended January 31, 2018

The financial information of Itaú CorpBanca as of and for the month ended January 31, 2018 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million	Jan'18
Total Loans	20,607,843
Total Assets	28,906,175

Current accounts and demand deposits	4,259,484
Time deposits and savings accounts	10,219,297
Borrowings from financial institutions	2,171,701
Debt issued	5,476,900
Total Equity	3,422,287
Equity attributable to shareholders	3,206,292
Non-controlling interest	215,995

1M'18
YTD CONSOLIDATED INCOME STATEMENT
In Ch$ million

Net operating profit before loan losses	83,279
Provisions for loan losses	(17,661)
Operating expenses	(57,134)
Operating income	8,484
Income from investments in associates and other companies	0
Income before taxes	8,484
Income tax expense	5,880
Income from ordinary activities	14,364
Income from discontinued operations	0
Net income	14,364
Net income attributable to shareholders	14,396
Non-controlling interest	(32)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Jonathan Covarrubias Hernández Chief Accounting Officer	Milton Maluhy Filho Chief Executive Officer